Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
THE SECURITIES ACT OF 1934

For the fiscal year ended: December 31, 2010

Commission file number: 333-53422

CANADIAN NATIONAL RAILWAY COMPANY
MANGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
Management Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Canadian National Railway Company Management Savings Plan for U.S. Operations as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Denver, Colorado
June 22, 2011

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009

Plan interest in Canadian National Railway Master Trust,
at fair value (note 7)	$128,428,680	$118,524,986

Receivables:
Participants' contributions	215,323	193,009
Employer's contributions	147,388	413,395
Notes receivable from participants	1,617,640	1,640,940

Total receivables	1,980,351	2,247,344

Net assets available for benefits at fair value	130,409,031	120,772,330

Adjustment from fair value to contract value for interest in
Canadian National Railway Master Trust relating to fully
benefit-responsive investment contracts	(222,236)	296,723

Net assets available for benefits	$130,186,795	$121,069,053

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Plan interest in investment income of the Canadian
National Railway Master Trust (note 7)	$14,319,170	$21,959,656

Interest income on notes receivable from participants	90,629	113,015

Contributions:
Participants'	5,775,575	5,811,210
Employer's	3,416,704	3,690,049
Rollover and other	203,119	26,261

Total contributions	9,395,398	9,527,520

Deductions from net assets:
Participants’ distributions	12,889,839	8,532,175
Transfer out of plan assets (note 5)	1,753,451	2,044,028
Administrative expenses	44,165	40,686

Total deductions	14,687,455	10,616,889

Net increase	9,117,742	20,983,302

Net assets available for benefits, beginning of year	121,069,053	100,085,751

Net assets available for benefits, end of year	$130,186,795	$121,069,053

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1.	THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business.  CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis and Jackson, Mississippi, with connections to all points in North America.  CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2.	DESCRIPTION OF PLAN

The following description of the Canadian National Railway Company Management Savings Plan for U.S. Operations (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General
The Plan, as amended through December 18, 2009, is a defined contribution plan, offering all eligible employees an opportunity to defer annually from 1% to 100% of their eligible earnings, subject to the legal limits allowed by the Internal Revenue Service (IRS), for contribution to various investment funds. These funds and their investment objectives are described in Note 4.  Eligible employees may participate in the Plan any time on or after their date of hire.

The Plan covers eligible employees of Illinois Central Railroad Company, Grand Trunk Western Railroad Incorporated, IC RailMarine Terminal Company, Chicago, Central and Pacific Railroad Company, Duluth, Winnipeg and Pacific Railway Company, Wisconsin Central Limited, Sault Ste. Marie Bridge Company, Bessemer and Lake Erie Railroad Company, Duluth, Missabe and Iron Range Railway Company,  the Pittsburgh and Conneaut Dock Company and the Elgin, Joliet and Eastern Railway. Grand Trunk Corporation, which owns directly or indirectly all of the above U.S. affiliates of CN, is the Plan’s sponsor. Grand Trunk Corporation is a holding company owned by CN. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan has an “automatic enrollment feature” permitting employers to automatically enroll new hires in the Plan. Eligible new employees are automatically enrolled in the Plan and treated as having elected to defer 3% of their eligible earnings, unless they make an affirmative election to decline participation in the Plan or to change their deferral percentage.  An employee failing to respond within the prescribed notification period would become an active plan participant.

Administration of the Plan
Grand Trunk Corporation Board of Directors has delegated to the Administrative Committee, responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Trustee and Record-keeper
The Administrative Committee has appointed Fidelity Management Trust Company (FMTC) as trustee and Fidelity Investments Institutional Operations Company, Inc. as transfer agent and record-keeper of the Plan.  Other affiliated Fidelity companies provide certain ministerial recordkeeping and administrative services to the Plan pursuant to an agreement entered into with the Plan Sponsor.

Contributions
Eligible participants may elect to make contributions to the Plan in amounts ranging from 1% to 100% of their annual eligible earnings on a before-tax basis.  Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Consistent with provisions established by the IRS, the Plan’s limit on pre-tax contributions by a participant was $16,500 for 2010 and 2009.  Participants who are at least age 50 by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual eligible earnings on a before-tax basis as “catch-up” contributions, up to the annual IRS limit of $5,500 for 2010 and  2009 such that the total pre-tax contribution limit was $22,000 for 2010 and  2009.

In 2010 and 2009, for all eligible employees, the Company contributed to the account balance of  the Plan participants a “ matching contribution” equal to 50% of the first 6% of annual eligible earnings the participant defers (a maximum Company match of 3% of eligible earnings). The Company may change the 50% matching rate or the 6% rate to any other percentages, including 0%. The Company does not match the participants’ “catch-up” contributions.

Participants may elect to rollover amounts from other qualified plans or individual retirement account into the Plan provided that certain conditions are met.

CN Retirement Contribution
Effective January 1, 2006, certain eligible employees participate in the Plan under a new employer-contribution feature referred to as the “CN Retirement Contribution” (the DC Plan Feature).  This feature is offered to all new hires.

The Company makes contributions, on behalf of all new hires subsequent to December 31, 2005 and participants who previously participated in certain defined-benefit plans of the Company and are now participants in this Plan, equal to 3.5% of the participants’ annual eligible earnings for each year of service beginning January 1, 2006 whether or not the employees make pre-tax contributions to the Plan.

Participant Accounts
Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan.  The Plan’s record-keeper maintains an account balance in the name of each participant to which each participant’s pre-tax contributions, the Company’s contributions, and share of net earnings, losses and expenses, if any, of the various investment funds, are recorded.  Interest, dividends, and realized and unrealized gains and losses on investment of the funds are allocated directly to each participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
All eligible employees are fully vested in their account balance at the time of contribution, including the Company’s matching contribution and related earnings from such contributions, except for account balances under the DC Plan Feature.  Starting in 2007, these account balances vested after three years (prior to 2007, these account balances vested after five years) of employment or earlier if the participant reaches the normal retirement age, as defined.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Forfeited unvested balances of terminated participants are used to reduce future Company contributions under the Plan (see Note 3).

Distributions
Participants are eligible for a distribution of the plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company.  In the event of financial hardship, as defined in the Plan, participants may withdraw money from their accounts (excluding account balances under the DC Plan Feature) while they are still employed.  Participants who have attained age 59½ may request a distribution of all or a portion of the value in the account.  Withdrawals by the participant before attaining age 59½ generally are subject to a penalty tax of 10%.

Notes Receivable from Participants
Participants may borrow from their accounts by taking one loan (maximum of two loans if one or both were outstanding as of June 30, 2004) with a minimum amount of $1,000, and a total maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may not borrow from their account balance under the DC Plan Feature.  Loans must be repaid within 5 years, or 10 years, if the funds are used to construct or purchase a primary residence.  The interest rate on the loans is equal to the prevailing prime rate as of the beginning of the calendar quarter in which the participant applies for the loan plus 1%, which ranged from 4.0% to 9.25% for loans outstanding at December 31, 2010.  Principal and interest are paid in equal installments through payroll deductions.  Participants may prepay the entire outstanding loan balance at any time without penalty.  Loans deemed to be in default are recorded as distributions.

At December 31, 2010, loans outstanding were $1,617,640 ($1,640,940 in 2009), net of deemed defaulted loans of $62,879 ($60,527 in 2009).

Termination of Service
Upon termination of service, a participant with a vested account balance may leave their account balance in the Plan, or may elect to receive the value of their account in a lump-sum payment or as a direct transfer to another qualified retirement plan subject to certain conditions.  However, a participant with a vested account balance of $5,000 or less may select from the latter two options only.

Expenses
Administrative expenses for maintenance of plan financial records, participant statements, and trustee fees are paid from plan assets.  The Investment Committee, appointed by the Administrative Committee, employs an independent investment consultant to evaluate investment options, conduct fund searches, and monitor fund manager activity, of which the fees incurred are paid from plan assets. All other administrative expenses of the Plan are paid by the Company. In addition, certain investment related expenses reduced investment income presented in the accompanying statement of changes in net assets available for benefits.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Certain of the funds available for investment by participants may contain securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

3.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962-325-35-5 “Investments - Other,” investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by FASB ASC 962-325-35-5, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the Canadian National Railway Master Trust (Master Trust) is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the Master Trust are valued as follows: Investments in mutual funds and money market funds are valued at the net asset values of shares held at year-end. Common stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades.  The CN Stock Fund is tracked on a unitized basis, whereby the value of a unit reflects the combined market value of CN common stock and the cash investments held by the fund.  The Master Trust’s interest in the Fidelity Managed Income Portfolio II, which is fully benefit-responsive, is presented at the fair value of units  held by the Master Trust  as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest.  The fair value of the Fidelity Managed Income Portfolio II is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which securities are normally traded, pricing services and dealer quotes.  The fair value of underlying wrapper contracts is calculated by the issuer using a discounted cash flow model which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities.

The statement of net assets available for benefits includes the fair value of the underlying assets and wrap contracts of the Fidelity Managed Income Portfolio II based on the proportionate ownership of the Plan.

As of December 31, 2010, there were no reserves against the wrap contracts’ carrying values due to credit risks of the issuers. Effective August 2009, interest rates are reviewed on a monthly basis for resetting instead of being reviewed on a quarterly basis. Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Fidelity Managed Income Portfolio II. Such events could include, but are not limited to, the following: the establishment of a defined contribution plan that competes with the Plan for contributions, substantive modification to the Fidelity Managed Income Portfolio II or the administration of the Fidelity Managed Income Portfolio II, change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on cash flow, transfer to a competing investment option, and failure of the Plan to qualify under the applicable sections of the IRC. Withdrawals initiated by the Plan will normally be provided at

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

contract value as soon as practicable within twelve months following written notice. The Plan does not believe that the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields earned by the Fidelity Managed Income Portfolio II were approximately 2.25% and 2.74% at December 31, 2010 and 2009, respectively. The average yields earned by the Fidelity Managed Income Portfolio II based on the actual interest rates credited to participants were approximately 1.82% and 1.53% at December 31, 2010 and 2009, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair values.  Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the plan document.

Security Transactions and Related Investment Income
Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Net investment income includes the realized gains and losses on the sale of securities and the unrealized appreciation and depreciation in the fair value of investments.

Distributions
Distributions to participants or beneficiaries are recorded upon payment.

Contributions Receivable
Contributions receivable are the amounts due, as of the date of the financial statements, to the Plan from the Company and participants.  Participant contributions from employee payroll deductions made subsequent to the Plan’s year-end attributable to the preceding plan year are accrued, as are Company contributions coinciding with these salary deferrals and the DC Plan Feature, if any.

Forfeited Accounts
Participants’ forfeited unvested accounts, under the DC Plan Feature, are used to reduce Company contributions.  At December 31, 2010 and 2009, forfeited unvested accounts available to reduce future Company contributions were $523 and $129,007, respectively.  In 2010, the Company applied forfeitures of $128,484 against Company contributions. In 2009, the Company did not apply any forfeiture against Company contributions.

New Accounting Pronouncements
In September 2010, the FASB issued Accounting Standards Update (ASU) No. 2010 - 25, Plan Accounting – Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Plan has adopted the amendments of the Update for the 2010 plan year and has reclassified participant loans from investments to notes receivable from participants for financial statement presentation. The Form 5500 and supplemental schedule

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

H, line 4i – schedule of assets (held at end of year) will continue to present notes receivable from participants as an investment.

In January 2010, FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (ASU 2010-06) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 7. These disclosures are effective for the Plan for the year ending December 31, 2010, except for the disclosure in the activity in level 3 fair value measurements, which are effective for the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

4.	DESCRIPTION OF INVESTMENT FUNDS

Participants direct the investment of their account balance into a broad range of investment funds offered by the Plan, within the Master Trust.  The objectives of the various investment funds, effective December 31, 2010, are described below.  The Plan Administrator may add or replace any investment funds as appropriate and as allowed by the plan document and the Plan Administrator’s Investment Policy Statement.

Mutual funds
American Funds EuroPacific Growth
The fund normally invests at least 80% of net assets in securities of issuers in Europe and the Pacific Basin that the investment adviser believes has the potential for growth. Growth stocks are stocks that the investment adviser believes have the potential for above average capital appreciation.

American Funds Investment Company of America
This investment seeks long-term growth of capital and income.  The fund invests primarily in common stocks.  It may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States and not included in S&P 500 Composite Index.  The fund may also hold cash or money market instruments.

Fidelity Capital Appreciation
This investment seeks capital appreciation.  The fund invests primarily in common stocks of domestic and foreign issuers.  It may invest in either growth stocks or value stocks or both.  The fund uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select instruments.

Fidelity Freedom Income Fund
The investment seeks high current income; capital appreciation is a secondary objective.  The fund invests in a combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds using  a moderate asset allocation strategy designed for investors already in retirement.

Fidelity Freedom Funds
The investment seeks high total return; capital appreciation is a secondary objective. The fund uses a moderate   assets allocation strategy designed for investors expecting to retire around the year targeted (the Fidelity Freedom 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050 funds are targeted to investors expected to retire around those years). It normally invests in a combination of Fidelity domestic equity funds, international equity funds, bond funds, and short-term funds. The fund uses an asset  allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

funds (approximately 10 to 15 years after the year targeted).

Fidelity Spartan International Index
The investment seeks to provide investment results that correspond to the total return of foreign stock markets.  The fund normally invests at least 80% of the assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI EAFE) index, which represents the performance of foreign stock markets.  It uses statistical sampling techniques based on such factors such as capitalization, industry exposures, dividend yield, P/E ratio, P/B ratio, earnings growth, country weightings, and the effect of the foreign taxes.  In addition, the fund lends securities to earn income.

Fidelity Spartan U.S. Equity Index
The investment seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S. The fund normally invests at least 80% of assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the U.S.  In addition, the fund lends securities to earn income.

ICM Small Company
This investment seeks maximum, long-term total return, consistent with reasonable risk to principal, by investing primarily in common stocks of smaller companies measured in terms of revenues and assets and, more importantly, in terms of market capitalization. The fund seeks to achieve its investment objective by investing at least 80% of its net assets in common stocks of companies that have market capitalizations that are under $2 billion at the time of purchase. The fund invests primarily in common stocks, but it may also invest in other types of equity securities.

Northern Institutional Small Company Index Portfolio
The investment seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the Russell 2000 index.  The fund normally invests at least 80% of net assets in the equity securities included in the Russell 2000 index, in weightings that approximate the relative composition of securities contained in the Russell 2000 index, and in Russell 2000 index futures approved by the Commodities Futures Trading Commission.  It tries to duplicate the investment composition and performance of the Russell 2000 index by using computer programs and statistical procedures.

PIMCO Total Return
The investment seeks maximum total return.  The fund normally invests at least 65% of assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.  It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities (“junk bonds”).  The fund may invest all assets in derivative instruments, such as options, futures contracts, or swap agreements, or in mortgage- or asset-backed securities.

Vanguard Balanced Index
The investment seeks to track the performance of a benchmark index that measures the investment return of the overall U.S. stock market and a broad, market-weighted bond index.  The fund invests 60% of its assets in equity securities of companies to match the performance of the Morgan Stanley Capital International US Broad Market
Index and 40% in debt securities of companies to replicate the performance of the Barclays Capital Aggregate Bond
Index.

Vanguard Mid Capitalization Index
The investment seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.  The fund employs a passive management investment approach designed to track the

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

performance of the MSCI US Mid Cap 450 index, a broadly diversified index of the stocks of medium-size U.S. companies.  It attempts to replicate the target index by investing all, or substantially all, of assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

CN common stock
This represents shares of the common stock of CN.

CN Stock Fund
This fund primarily invests in the common stock of CN and also holds short-term investments sufficient to meet the fund’s daily cash needs.

Common collective trust fund
Fidelity Managed Income Portfolio II (FMIP II)
This stable value fund is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans.  The portfolio invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity.  Some investment contracts are structured solely as a general debt obligation of the issuer.  Other investment contracts (i.e., wrap contracts) are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds. The portfolio may also invest in futures contracts, option contracts, and swap agreements (see Note 3).

Money market fund
Fidelity Retirement Government Money Market Portfolio
This fund seeks as high a level of current income as is consistent with the security of principal and liquidity.  The fund normally invests at least 80% of assets in U.S. government securities and repurchase agreements for those securities.

5.	TRANSFER OF PLAN ASSETS

In 2010 and 2009, transfers of plan assets to/from a CN-related employee plan, the Canadian National Railway Company Union Savings Plan for U.S. Operations, relate to employees who changed participation between plans.

6.	PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event the Plan is terminated, participants will receive the full amount of plan assets in their respective accounts.

7.	INTEREST IN MASTER TRUST

The Master Trust was created pursuant to a trust agreement between the Plan Sponsor and FMTC, as trustee of the funds, for investment and administrative purposes.  The Master Trust includes all of the investment assets of the following plans:

•	Canadian National Railway Company Management Savings Plan for U.S. Operations (Management Plan)
•	Canadian National Railway Company Union Savings Plan for U.S. Operations (Union Plan)

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

The Plan’s record-keeper maintains supporting records for the purpose of allocating net gains or losses to each of the plans and to each participant’s accounts.  The net investment income or loss of the investment assets is allocated to each plan and to each participant’s account based on the investments held in their account.

The Master Trust applies the provisions of FASB ASC 820, for its financial assets and liabilities carried at fair value on a recurring basis in the financial statements. FASB ASC 820 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy, which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical or similar assets and liabilities in inactive markets

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds, common stocks and other investments – These investments consist of various publicly-traded money market funds, mutual funds and common stock. Money market funds and mutual funds are valued at their net asset values. Common stocks are valued at the last reported sales price or closing price by the national securities exchange on which it trades.

Common collective trust funds – The fair value is calculated by the issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The Master Trust’s fair value is based on the Master Trust’s proportionate ownership of the underlying investments.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

The following table summarizes the Master Trust’s investment assets measured at fair value on a recurring basis at December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

December 31, 2010
Mutual funds:
Large cap funds	$94,558,276	$-	$-	$94,558,276
Mid cap funds	12,789,057	-	-	12,789,057
Small cap funds	19,966,589	-	-	19,966,589
International funds	29,763,896	-	-	29,763,896
Fixed income funds	36,935,900	-	-	36,935,900
Balanced funds	15,126,567	-	-	15,126,567
Lifestyle funds	34,880,583	-	-	34,880,583
Total mutual funds	244,020,868	-	-	244,020,868
CN common stock	12,206,657	-	-	12,206,657
CN Stock Fund	25,430,686	-	-	25,430,686
Money market fund	16,285,069	-	-	16,285,069
Common collective trust fund	-	39,934,780	-	39,934,780
	$297,943,280	$39,934,780	$-	$337,878,060
December 31, 2009
Mutual funds:
Large cap funds	$87,956,729	$-	$-	$87,956,729
Mid cap funds	9,279,315	-	-	9,279,315
Small cap funds	15,822,207	-	-	15,822,207
International funds	30,249,284	-	-	30,249,284
Fixed income funds	34,908,262	-	-	34,908,262
Balanced funds	14,257,059	-	-	14,257,059
Lifestyle funds	25,776,524	-	-	25,776,524
Total mutual funds	218,249,380	-	-	218,249,380
CN common stock	11,358,170	-	-	11,358,170
CN Stock Fund	20,206,103	-	-	20,206,103
Money market fund	17,278,095	-	-	17,278,095
Common collective trust fund	-	41,323,709	-	41,323,709
	$267,091,748	$41,323,709	$-	$308,415,457

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

The fair value of investments, by significant investment type, in the Master Trust at December 31 is as follows:

	2010	2009

Investments in Master Trust, at fair value:
Mutual funds	$244,020,868	$218,249,380
CN common stock	12,206,657	11,358,170
CN Stock Fund	25,430,686	20,206,103
Money market fund	16,285,069	17,278,095
Common collective trust fund	39,934,780	41,323,709
Total investments in Master Trust	$337,878,060	$308,415,457

Management Plan, interest in Master Trust	$128,428,680	$118,524,986
Percentage interest	38.0%	38.4%

Union Plan, interest in Master Trust	$209,449,380	$189,890,471
Percentage interest	62.0%	61.6%

Investment income for the Master Trust for the year ended December 31 is as follows:

	2010	2009

Dividends and interest	$7,006,140	$6,334,831

Net appreciation of investments:
Mutual funds	22,962,598	39,612,522
CN common stock	2,625,799	4,295,446
CN Stock Fund	4,858,617	7,100,870
	30,447,014	51,008,838

Net investment income	$37,453,154	$57,343,669

Plan interest in investment income of the Master Trust:
Management Plan	$14,319,170	$21,959,656

Union Plan	$23,133,984	$35,384,013

Investments that represent 5% or more of net assets available for benefits as of December 31, 2010 and 2009 were the Plan’s interest in the Master Trust.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

8.	FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the IRS, dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), as amended, and therefore, the Plan and related trust are exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator continues to believe the Plan and related trust are designed to be in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

9.	RELATED-PARTY TRANSACTIONS

A significant portion of the Master Trust’s assets was invested in FMTC funds.  FMTC also acts as the trustee for the Plan, and therefore, these investments qualify as party-in-interest transactions.

The Master Trust held shares of CN common stock valued at $12,206,657 and $11,358,170 at December 31, 2010 and 2009, respectively.

The Master Trust held an investment in the CN Stock Fund valued at $25,430,686 and $20,206,103 at December 31, 2010 and 2009, respectively.

10.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The Plan’s investments, within the Master Trust, include the FMIP II, which is stated at contract value on the financial statements whereas it is stated at fair value on the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2010	2009

Net assets available for benefits per the financial statements	$130,186,795	$121,069,053
Add (less): Adjustment from contract value to fair value for interest in Master Trust relating to fully
benefit-responsive investment contracts	222,236	(296,723)
Net assets available for benefits per the Form 5500	$130,409,031	$120,772,330

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

The following is a reconciliation of investment income, including interest income on notes receivable from participants per the financial statements to Form 5500 for the years ended December 31:

	2010	2009

Total investment income per the financial statements	$14,409,799	$22,072,671
Add : Change in fair value to contract value for
interest in Master Trust relating to fully
benefit-responsive investment contracts	518,959	643,209
Total investment income per the Form 5500	$14,928,758	$22,715,880

11.	SUBSEQUENT EVENTS

As of the date of filing these financial statements, there was no material subsequent event affecting any conditions that existed at the date of the financial statements, including any estimates inherent in the process of preparing financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT SAVINGS PLAN FOR U.S. OPERATIONS
EIN: 13-2673944 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2010

Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value

* Notes receivable from participants	4.00% to 9.25%, maturing through May 2020	$ 1,617,640
$ 1,617,640

* Party-in-interest transaction

See accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Canadian National Railway Company
Management Savings Plan for U.S. Operations
Name of Plan

Date: 6/22/2011                                                                                 /s/ Ardyth Cutler
Plan Administrator